FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         August, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Page 2/2
August 29, 2003

This Form 6-K consists of:

1.

Copy (as attached) of unaudited interim financial statements (2003 Second Quarter Report) for the 6 month period ended June 30, 2003, as mailed to the Company’s shareholders and as filed with Canadian regulatory authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of August, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

BEVERAGE CORPORATION

2nd QUARTER REPORT
FOR THE 3 MONTHS ENDED JUNE 30, 2003

August 18, 2003

Dear Shareholders:

The Company has faced significant challenges in the first half of 2003, including the difficult economic conditions in North America and the generally soft beverage industry sales in the U.S. We also believe that the Company’s sales were affected by a transition to new distribution partners in key selling areas, and less than expected sales for our enhanced water brand, Reebok fitness water beverage.

While we are disappointed with our results year to date, in the first half of 2003 we have been focusing our efforts on building a stronger foundation of committed distribution partners that we believe can provide industry-leading resources for our Clearly Canadian brand. The effects of this transition process involved inventory sell down by discontinued distributors during their termination notice periods; however, during these termination notice periods, the newly appointed distributors were not able to purchase inventory from the Company. Clearly Canadian is encouraged by the sales trends that we believe are beginning to materialize in Southern California, where the transition to a new distributor has been in effect for some time.

In the second quarter, we continued to further control SG&A to more closely align our costs with sales of brand Clearly Canadian. At the same time, we continued to provide brand-building elements, like our cross-marketing promotion with The Canadian Tourism Commission, to support the efforts of our sales team and distribution partners in 2003.

We believe that we have made the strategic decisions for our distribution system that can provide growth for brand Clearly Canadian in the future. Looking forward to the second half of 2003, the Company is focused on continuing to build on the effectiveness of its distribution systems to support all of our brands, and to capitalize on our strong brand awareness and equity within the marketplace.

Sincerely,

(Signed) “Douglas L. Mason”

Douglas L. Mason

Management Discussion and Analysis

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian for the six months ended June 30, 2003. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s unaudited June 30, 2003 and audited December 31, 2002 financial statements as well as the cautionary, forward-looking statements at the end of this section.

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the six months ended June 30, 2003.

Results of Continuing Operations for the second quarter of 2003:

Net loss from continuing operations for the three months ended June 30, 2003 was $(677,000) or $(0.10) per share on sales revenues of $3,931,000 compared to $(359,000) or $(0.05) per share on sales revenues of $6,365,000 for the same period in 2002.

Net loss from continuing operations for the six months ended June 30, 2003 was $(1,305,000) or $(0.19) per share on sales revenues of $7,083,000, compared to $(295,000) or $(0.04) per share on sales revenues of $11,783,000 for the six months ended June 30, 2002.

Management believes that sales for the six months ended June 30, 2003 have been affected in part due to difficult economic conditions and the slow-down in the US carbonated soft drink market in the first half of 2003. Sales were down from the previous year, on a comparative basis, also in part due to the decline in sales of Reebok fitness water beverage in the United States. In the first and second quarters of 2002, the Company experienced a “pipe-line fill” as Reebok fitness water was initially launched in North America, and this level of sales was not sustained in the comparable periods in 2003.

In the first six months of 2003, the Company took steps to build an improved platform to strengthen distribution for Clearly Canadian sparkling flavoured water in North America through the appointment of new distributors in important selling regions. This transition process has had a negative effect on our sales for the first half of 2003, which has resulted from inventory sell down by discontinued distributors during their respective termination notice periods. During these termination notice periods, the newly appointed distributors were not able to purchase inventory from the Company. However, the Company is encouraged by the positive sales trends that we believe are beginning to materialize from the renewed focus and efforts of our new distribution partner in Southern California, where the transition has been in effect for a period of time.

Our efforts to build a more focused network of distributors, which began late in 2002, resulted in the first quarter announcement of the Company’s decision to join forces with Seven-Up/RC Bottling Company of Southern California, Inc. to improve the overall availability of brand Clearly Canadian in the Southwest US markets. In the second quarter, the Company entered into expanded distribution arrangements with The American Bottling Company to include 100% of American Bottling’s Midwest distribution markets. The Company has also entered into new arrangements with Southeast-Atlantic Beverage to provide renewed focus and commitment for brand Clearly Canadian in the Florida and Georgia markets, and Polar Beverages, Inc. was awarded expanded territory to include Connecticut, completing its representation of Clearly Canadian sparkling flavoured water in New England. In Canada, the Company expanded its broker arrangements with Acosta Canada Corporation to provide its selling, merchandising and marketing services for the Clearly Canadian brands across Canada.

Selling, general and administrative expenses were $1,761,000 for the three months ended June 30, 2003 compared with $2,268,000 for the same period in 2002, representing a reduction in such expenses of 22%. Selling, general and administrative expenses were $3,232,000 for the six months ending September 30, 2003 compared to $3,989,000 for the same period in 2002, representing a reduction in such expenses of 19%. In the second quarter, the Company continued to control SG&A to more closely align our expenses with sales of brand Clearly Canadian. At the same time, Clearly Canadian continued to provide brand building elements, like our cross-marketing promotion with The Canadian Tourism Commission, to support our sales team and distribution partners in 2003.

Gross profit for the three months ended June 30, 2003 was $1,203,000 (31%) compared to $1,992,000 (31%) for the same period in 2002. Gross profit for the six months ended June 30, 2003 was $2,104,000 (30%) compared to $3,880,000 (33%) for the six months ended June 30, 2002.

Liquidity and Capital Resources

As at June 30, 2003, the Company had a working capital deficit of $1,159,000 compared to a working capital surplus of $24,000 as at December 31, 2002. As at June 30, 2003, the Company had bank indebtedness of $823,000 compared to bank indebtedness of $702,000 as at December 31, 2002.

Net cash used for operating activities for the first six months of 2003 was $116,000, consisting primarily of operating loss for the six months less changes in non-cash working capital balances of $1,018,000.

Financing and investing activities provided net cash of $186,000 consisting primarily of an increase in bank indebtedness of $121,000, and proceeds from the issuance of capital stock and warrants of $66,000, less the payment of long term debt of $2,000.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s governance policies outlined in the information circular which accompanies the Company’s Notice of the Annual General Meeting.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “estimates”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the effects of its anticipated product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	June 30 2003 $	December 31 2002 $

Assets
Current assets
Accounts receivable	1,370	1,191
Inventories	1,632	2,439
Assets held for sale (note 2)	935	935
Prepaid expenses, deposits and other assets	428	271

	4,365	4,836
Long-term investments	107	88
Distribution rights	1,913	1,913
Property, plant and equipment (note 2)	2,883	3,042
Assets held for sale (note 2)	462	462
Prepaid contracts (note 7)	257	306

	9,987	10,647

Liabilities
Current liabilities
Bank indebtedness (note 2)	823	702
Accounts payable and accrued liabilities	4,148	3,578
Current portion of long-term debt	133	116
Convertible debenture	420	416

	5,524	4,812

Long-term debt (note 2)	1,291	1,112

	6,815	5,924

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued (note 3)
7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding (note 3)
6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants (note 3)
1,527,500 (2002 - 1,500,240)	190	415
Options (note 3)
1,725,395 (2002 - 1,685,802)	13	--
Equity component of convertible debenture	26	26
Contributed surplus (note 3)	256	--
Cumulative translation adjustment (note 8)	(1,713)	(1,388)
Deficit	(53,872)	(52,567)

	3,172	4,723

	9,987	10,647

Subsequent event (note 9)

Approved by the Board of Directors

Director (Signed) "Douglas L. Mason"	Director (Signed) "Stuart R. Ross"

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the six months ended June 30, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30 2003 $	June 30 2002 $	June 30 2003 $	June 30 2002 $

Sales	3,931	6,365	7,083	11,783

Cost of sales	2,728	4,373	4,979	7,903

Gross profit	1,203	1,992	2,104	3,880

Selling, general and administration expenses	1,761	2,268	3,232	3,989
Amortization	80	105	158	217

Loss before the following	(638)	(381)	(1,286)	(326)

Other income (expense) - net	(37)	26	(16)	36
Interest on long-term debt	(2)	(4)	(3)	(5)

Loss before income taxes	(677)	(359)	(1,305)	(295)

Provision for income taxes	--	--	--	--

Loss for the period	(677)	(359)	(1,305)	(295)

Deficit - Beginning of period	(53,195)	(48,920)	(52,567)	(48,984)

Deficit - End of period	(53,872)	(49,279)	(53,872)	(48,279)

Basic and diluted loss per share	(0.10)	(0.05)	(0.19)	(0.04)

Weighted average shares outstanding	6,795,682	6,668,264	6,710,750	6,654,549

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the six months ended June 30, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30 2003 $	June 30 2002 $	June 30 2003 $	June 30 2002 $

Cash flows from operating activities
Loss for the period	(677)	(359)	(1,305)	(295)
Items not involving cash (note 4(a))	93	87	171	199

	(584)	(272)	(1,134)	(96)

Changes in non-cash working capital balances related to
operations (note 4(b))	911	475	1,018	(1,281)

	327	203	(116)	(1,377)

Cash flows from investing activities
Proceeds from sale of production facility	--	--	--	1,675
Proceeds on sale of property, plant and equipment	--	210	1	220
Purchase of property, plant and equipment	--	(8)	--	(25)
Acquisition of other assets	--	--	--	(418)

	--	202	1	1,452

Cash flows from financing activities
Increase (decrease) in bank indebtedness	(283)	--	121	--
Repayment of long-term debt	(1)	(6)	(2)	(167)
Proceeds from issuance of capital stock and warrants
(note3)	--	21	66	21

	(284)	15	185	(146)

Effect of exchange rates on cash and cash equivalents	(43)	(42)	(70)	(57)

Increase (decrease) in cash and cash equivalents	--	378	--	(128)

Cash and cash equivalents
- Beginning of period	--	(280)	--	226

Cash and cash equivalents
- End of period	--	98	--	98

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

1	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

2	Balance sheet components

Bank indebtedness

The Company has a $2,000,000 operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2004 and is collateralized by a first lien on all accounts receivable and inventories. At June 30, 2003, $633,000 has been drawn on this line of credit.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

Property, plant and equipment

				June 30, 2003

	Cost $	Accumulated Amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	687	--	347
Equipment	3,630	3,025	--	605
Leasehold improvements	122	20	--	102

	6,615	3,732	--	2,883

Held for sale
Land and water sources	669	--	--	669
Buildings	1,188	460	--	728
Equipment	515	515	--	--

	2,372	975	--	1,397

	8,987	4,707	--	4,280

				December 31, 2002

	Cost $	Accumulated Amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	670	--	364
Equipment	3,631	2,890	--	741
Leasehold improvements	122	14	--	108

	6,616	3,574	--	3,042

Held for sale
Land and water sources	1,252	--	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	--

	3,314	975	942	1,397

	9,930	4,549	942	4,439

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

Long-term debt

	June 30, 2003 $	December 31, 2002 $

Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
cash or shares at the option of the Company	1,291	1,112

Mortgage payable with land and buildings pledged as collateral, bearing
interest at 5.35%, repayable at CA$1,215 per month, maturing in August 2003	133	116

	1,424	1,228

Less
Current portion	133	116

	1,291	1,112

3	Capital Stock

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2002	7,043,682	6,670,682	58,237
Shares issued on February 28, 2003	125,000	125,000	35

Common shares - June 30, 2003	7,168,682	6,795,682	58,272

Warrants - December 31, 2002	1,500,240	1,500,240	415
Warrants expired on January 29, 2003	(97,740)	(97,740)	(256)
Warrants issued on February 28, 2003	125,000	125,000	31

Warrants - June 30, 2003	1,527,500	1,527,500	190

Stock options - December 31, 2002	1,685,802	1,685,802	--
Expired - exercise price CAD$1.75	(280,719)	(280,719)	--
Expired - exercise price CAD$1.50	(124,688)	(124,688)	--
Expired - exercise price CAD$1.35	(20,000)	(20,000)	--
Expired - exercise price CAD$1.15	(80,000)	(80,000)	--
Granted - exercise price CAD$0.65	35,000	35,000	13
Granted - exercise price CAD$0.65	285,000	280,000	--
Expired - exercise price CAD$0.65	(5,000)	(5,000)	--
Granted - exercise price CAD$0.70	230,000	230,000	--

Stock options - June 30, 2003	1,725,395	1,725,395	13

Contributed surplus - December 31, 2002			--
Warrants expired on January 29, 2003			256

Contributed surplus - June 30, 2003			256

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

On January 29, 2003, 97,740 warrants issued on January 29, 1998 with an exercise price of USD$7.44 had expired.

On February 11, 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 230,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.70 per share.

On April 29, 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 280,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.65 per share.

On April 29, 2003, the Company granted incentive stock options to a consultant to acquire up to an aggregate of 35,000 shares of the Company. The stock options have a 5 year term and are exercisable at CA$ 0.65 per share. As it relates to this option grant, $13,000 has been expensed in the current period.

If the company had adopted the fair value method of accounting for options granted to employees, officers and directors, the Company would have recorded a compensation expense of $217,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the proforma notes below:

	$ Feb 11	$ April 29	$ Total

Loss for the period before stock based compensation	(628)	(677)	(1,305)
Stock-based compensation	(101)	(116)	(217)

Proforma loss for the year	(729)	(793)	(1,522)

Basic and diluted loss per share as reported	(0.09)	(0.10)	(0.19)
Per share impact of stock-based compensation	(0.02)	(0.02)	(0.04)

Proforma loss per share	(0.11)	(0.12)	(0.23)

The stock-based compensation of $217,000 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Feb 11		April 29

Weighted average grant date fair value	CA$ 0.	70	CA$ 0.	65
Risk free interest rate	4.99%		4.99%
Expected life	10 yea	r	10 yea	r
Expected volatility in the market price of the shares	120.5%		120.5%
Expected dividend yield	--		--

On February 28, 2003 the Company completed a private placement of 125,000 units of the Company at CAD $0.80 per unit raising gross proceeds of CAD $100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable at a price of CAD $0.80 for a period of one year.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

The fair value of $31,000 ascribed to the warrants issued on February 28, 2003 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.	80
Risk free interest rate	4.99%
Expected life	1 year
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

4	Supplementary cash flow information

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30 2003 $	June 30 2002 $	June 30 2003 $	June 30 2002 $

a) Items not involving cash
Loss on sale of property, plant and equipment	--	(18)	--	(18)
Amortization of property, plant and equipment	80	105	158	217
Stock options granted	13	--	13	--

	93	87	171	199

b) Changes in non-cash working capital balances related to operations

Accounts receivable	145	231	(179)	(923)
Inventories	646	(676)	807	(1,230)
Prepaid expenses, deposits and other assets	(146)	28	(108)	(338)
Accounts payable and accrued liabilities	266	892	498	1,210

	911	475	1,018	(1,281)

c) Non-cash investing and financing activities
Proceeds on sale of production facility (note 3)	--	--	--	2,219
Reduction on debt assumed on disposition (note 3)	--	--	--	(2,219)
Disposition of long-term investment (note 4)	--	--	--	64
Acquisition of other assets (note 4)	--	--	--	(64)

	--	--	--	--

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

5	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to be each segment.

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30 2003 $	June 30 2002 $	June 30 2003 $	June 30 2002 $

Sales
Canada
Total sales	875	820	1,273	1,405
Less: Sales to other segments	--	(1)	--	(1)

Sales to external customers	875	819	1,273	1,404

United States
Total sales	3,614	6,199	6,648	11,459
Less: Sales to other segments	(665)	(860)	(978)	(1,330)

Sales to external customers - continuing
operations	2,949	5,339	5,670	10,129

Other
Sales to external customers	107	207	140	250

Continuing operations - external customers	3,931	6,365	7,083	11,783

Interest expense on operating line of credit
and long term debt
Canada	1	3	3	3
United States	21	1	37	3
Other	--	--	--	--

	22	4	40	6

Amortization
Canada	52	78	102	163
United States	28	27	56	54
Other	--	--	--	--

	80	105	158	217

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30 2003 $	June 30 2002 $	June 30 2003 $	June 30 2002 $

(Loss) earnings for the period before income
taxes
Canada	(514)	(612)	(860)	(693)
United States	(162)	253	(443)	399
Other	(1)	--	(2)	(1)

	(677)	(359)	(1,305)	(295)

Assets
Canada			4,679	6,148
United States			5,280	9,342
Other			28	28

			9,987	15,518

Assets held for sale
Canada			797	797
United States			600	600
Other			--	--

			1,397	1,397

Property, plant and equipment additions
Canada			--	23
United States			--	2
Other			--	--

			--	25

6	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts, which are agreed to by the related parties.

During the period, the Company paid $64,525 to a limited partnership for the lease of the Company’s head office of which certain directors and a company with common directors own limited partnership interests.

Also, see note 7.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

7	Consulting contracts

The Company has contracts for terms of two to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $755,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. As at June 30, 2003, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,205,000.

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $48,000 of the deferred charge, recorded $97,000 as a current prepaid item, leaving a balance of $257,000 as long-term prepaid contracts.

8	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s self-sustaining operations, resulted in an unrealized translation loss of $325,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

9	Subsequent event

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of 415,395 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options is to be reduced to Cdn$0.65, representing an exercise price which is not less than the average closing price of the Company’s shares on the Toronto Stock Exchange (“TSX”) for the 10 trading days preceding the announcement of the repricing by news release on May 2, 2003. The repricing of the stock options has been accepted by the TSX.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(in thousands of United States dollars, except where indicated)

CORPORATE PROFILE

Board of Directors
Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Nigel G. Woodall
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice-President, Marketing and Sales

Jonathan Cronin
Vice-President, Marketing, CC Beverage (U.S.) Corporation

Corporate Head Office
Clearly Canadian Beverage Corporation
West Vancouver, British Columbia, Canada
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca
e-mail: info@clearly.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, Washington, USA
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchanges
Toronto Stock Exchange (trading symbol: CLV)
OTCBB (trading symbol: CCBC)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Clive Shallow, Manager, Shareholder Communications
1-800-663-56548 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca